Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

December 8, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathryn McHale
Erin Purnell

Re:	LendingClub Corporation
Registration Statement on Form S-1
File No. 333-198393

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several underwriters, wish to advise that between December 1, 2014 and the date hereof, approximately 4,181 copies of the Preliminary Prospectus of LendingClub Corporation (the “Registrant”) dated December 1, 2014 were distributed as follows by the underwriters:

•	approximately 160 copies to prospective underwriters and dealers;

•	approximately 3,419 copies to institutional and other investors; and

•	approximately 602 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Securities Act”).

Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on December 10, 2014, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO.
Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
	Name:	Lauren Cummings
	Title:	Executive Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]